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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D*
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                       LYONDELL ACQUISITION CORPORATION
                        LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                       LYONDELL ACQUISITION CORPORATION
                      C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                (713) 229-1234

                                 JULY 16, 1998
        (DATE OF EVENT WHICH REQUIRES FILING AMENDMENT TO SCHEDULE 13D)

 *  This Statement also constitutes Amendment No. 3 to the Statement on
    Schedule 13D of Lyondell Acquisition Corporation and Lyondell Petrochemical Company dated June 18, 1998 and filed July 2, 1998 with respect to the shares of Common Stock, par value $1.00 per share, of ARCO Chemical Company, as amended by Amendment No. 1 thereto, filed July 2, 1998, and Amendment No. 2 thereto filed July 15, 1998.


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  This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 3 to the Statement on Schedule 13D dated June 18, 1998 and filed July 2, 1998, as amended by Amendment No. 1 thereto filed July 2, 1998 and Amendment No. 2 thereto filed July 15, 1998, with respect to the possible beneficial ownership of Shares (as defined below) by Lyondell Petrochemical Company, a Delaware corporation ("Lyondell"), and Lyondell Acquisition Corporation (the "Purchaser"), pursuant to the Tender and Voting Agreement (as defined in the Schedule 14D-1 as originally filed). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Lyondell and the Purchaser hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on June 24, 1998, as amended, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), at $57.75 per Share, net to the seller in cash.



  The Purchaser and Lyondell hereby amend and restate the introductory paragraph under Section 14 ("Certain Conditions of the Offer") in the Offer to Purchase, which was filed as Exhibit (a)(1) to the Schedule 14D-1, as follows:

  Notwithstanding any other term of the Offer but subject to the terms and conditions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer if, before the Expiration Date, (i) the Minimum Condition shall not have been satisfied or (ii) the HSR Condition shall not have been satisfied. Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if after the date of the Merger Agreement and before the Expiration Date, any of the following conditions has occurred and continues to exist as of a scheduled expiration date of the Offer (as extended, if required, pursuant to the Merger Agreement), other than as a result of a breach by Lyondell or Purchaser of any of their obligations under the Merger Agreement:

ITEM 10. ADDITIONAL INFORMATION.

  (B) AND (C) On July 10, 1998, at 11:59 p.m., New York City time, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer expired.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (H) Press Release dated July 15, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1998

Lyondell Acquisition Corporation

By:     /s/   Kerry A. Galvin
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Name: Kerry A. Galvin
Title: Vice President

Lyondell Petrochemical Company

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name: Kerry A. Galvin
Title: Chief Corporate Counsel and Corporate Secretary

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